EXHIBIT 99.1

SYSWIN INC.
ANNOUNCES THIRD QUARTER 2011 UNAUDITED FINANCIAL RESULTS
Net revenue increased 8.7% from 3Q2010

BEIJING, November 15, 2011 -- SYSWIN Inc. (NYSE: SYSW; “SYSWIN” or “the Company”), a leading primary real estate service provider in China, today announced its unaudited financial results for the third quarter of 2011 ended September 30, 2011.

THIRD QUARTER 2011 FINANCIAL & OPERATION SUMMARY:

-
Aggregate gross floor area (“GFA”) of properties sold decreased 4.1% from 3Q2010 to 1,433,000 square meters and aggregate transaction value of properties sold increased 23.3% from 3Q2010 to RMB16.4 billion

-	Net revenue increased 8.7% from 3Q2010 to RMB153.6 million
-	Gross profit decreased 27.3% from 3Q2010 to RMB67.4 million
-	Income from operations decreased 91.3% from 3Q2010 to RMB5.0 million
-	Non-GAAP income from operations decreased 90.1% from 3Q2010 to RMB5.7 million
-	Net loss was RMB46 thousand, compared to net income of RMB 38.4 million in 3Q2010
-	Non-GAAP net income decreased 98.8% from 3Q2010 to RMB0.5 million
-	Basic and diluted earnings per ADS (EPADS, with 1 ADS representing 4 ordinary shares) was nil, compared to US$0.16 in 3Q2010
-	Non-GAAP EPADS was nil, compared to US$0.16 in 3Q2010

FIRST NINE MONTHS OF 2011 FINANCIAL & OPERATION SUMMARY:

-	Aggregate GFA of properties sold increased 23.1% year-over-year to 3,645,000 square meters and aggregate transaction value of properties sold increased 24.0% year-over-year to RMB41.4 billion
-	Net revenue increased 8.4% year-over-year to RMB467.9million
-	Gross profit decreased 16.4% year-over-year to RMB246.6 million
-	Income from operations decreased 62.7% year-over-year to RMB76.6 million
-	Non-GAAP income from operations decreased 61.9% year-over-year to RMB78.3 million
-	Net income decreased 65.5% year-over-year to RMB45.7 million
-	Non-GAAP net income decreased 64.6% year-over-year to RMB47.0 million
-	Basic and diluted EPADS was US$0.15, compared to US$0.54 in the first nine months of 2010
-	Non-GAAP EPADS was US$0.15, compared to US$0.54 in the first nine months of 2010

BUSINESS HIGHLIGHTS:
	Nine months ended September 30			Three months ended September 30
	2011	2010	Change	2011	2010	Change
Number of cities entered	26	17	9	26	17	9
Aggregate GFA of the properties sold (in thousand square meters)	3,645	2,962	23.1%	1,433	1,495	-4.1%
Average selling price per square meters (in RMB)	11,356	11,269	0.8%	11,448	8,902	28.6%
Aggregate transaction value (in million RMB)	41,391	33,380	24.0%	16,405	13,308	23.3%
Effective commission rates (%)	1.1	1.3	-0.2	0.8	1.0	-0.2
Effective base commission rates (%)	0.8	0.8	-	0.8	0.8	-
Number of projects under sales	161	79	82	135	68	67

In presenting Syswin’s results for its third quarter of 2011, company CEO and Director Mr. Liangsheng Chen said, “We recorded quarterly net revenue of RMB153.6 million, representing 8.7% year-over-year growth, while our total transaction value in the quarter reached RMB16.4 billion, representing 23.3% year-over-year growth. Total transaction value for the first nine months of 2011 was RMB41.4 billion, an increase of 24.0% year-over-year. Since the beginning of the year, we have initiated network expansion with the goals to establish our network nationwide, diversify our geographic revenue contribution, build scalability and deepen our relationships with leading clients via our expansion. Now we have established our nationwide footprint in 26 cities, and revenue from outside Beijing city increased to 52% of our total revenue for the first three quarters from 25% for the same period of the prior year. We have also extended our relationships with leading developer clients, giving us a more solid foundation critical to our growth as a leading China real estate services market player.”

“However, with uncertainties in the global economic recovery and government tightening measures, the overall real estate market has been extremely challenging in 2011.” Mr. Chen continued. “As a result, sales volume has dropped significantly across tier one and two cities, with commission rates decreasing and major projects put on hold. We expect continuing deterioration in market conditions, which will put our business under increasing pressure. While we anticipated a decline in margins at the beginning of the year due to the costs in building out a nationwide network, the substantial decrease in sales volumes and commission rates further depressed our bottom line, which came in below our expectations. We expect the deterioration in market conditions to continue into the next quarter.”

“In response to the changing market conditions, senior management has plans to initiate various key strategic imperatives that focus on building a competitive cost structure and improving profitability: 1) optimize project base profitability through a systematic pre-event assessment and feasibility analysis to minimize risks and lower the staff-to-cost ratio; 2) identify cost and operational synergies to improve efficiency in our regional management structure; 3) comprehensively review the current organizational alignment and processes in the 26 branch offices to identify areas where we can minimize operating costs and enhance inter-office integration; and 4) establish cost-reduction drivers that positively influence the bottom line.”

 “We intend to put a laser-sharp focus on efforts to generate sustainable free cash flow in the face of anticipated economical headwinds,” Mr. Chen declared. “As of September 30, 2011, we had a total balance of cash and cash equivalents of RMB410.3 million. We had net cash of RMB 136.6 million used in operating activities in the first nine months of 2011 and positive cash flow of RMB31.2 million from operating activities in the third quarter of 2011.”

“Looking ahead, although we anticipate increasing business and margin pressures over the course of the fiscal year resulting from the continued depressed conditions in the real estate industry in China, we believe our scalable and sustainable business model, together with our focus on building a competitive cost base, will yield operating leverage once we have fully implemented our operational initiatives,” Mr. Chen said in conclusion. “We believe the fundamentals underpinning real estate demand remain strong. We intend to remain focused on our priorities to solidify our market position in the 26 cities, deepen client relationships, optimize project base profitability, enhance cost and operational synergies, improve cash flows and strengthen our balance sheet. We expect these imperatives will help us cope with this difficult period and better position us to capitalize on opportunities from a future market upturn.”

THIRD QUARTER & FIRST NINE MONTHS OF 2011 FINANCIAL REVIEW:

Net Revenue

Net revenue in 3Q2011 increased 8.7% from 3Q2010 to RMB153.6 million. Net revenue for the first nine months of 2011 increased 8.4% from the first nine months of 2010 to RMB467.9 million.

Real Estate Sales Agency Services
Net revenue from real estate sales agency services for 3Q2011 decreased 0.8% from 3Q2010 to RMB137.5 million, primarily due to a decrease in bonus commissions. Net revenue from real estate agency services for the first nine months of 2011 increased 4.0% year-over-year to RMB438.5 million. The increase primarily reflected an increase of aggregate GFA of properties sold during the period.

-
The aggregate GFA of properties sold in 3Q2011 decreased 4.1% from 3Q2010 to 1,433,000 square meters. The decrease primarily reflected the significant impact from regulatory policies for the real property market carried out by the government. The aggregate GFA of properties sold in the first nine months of 2011 increased 23.1% year-over-year to 3,645,000 square meters. The increase primarily reflected a significant increase in aggregate GFA of properties sold in Tier II and Tier III cities, including Tianjin, Qingdao, Chengdu and Chongqing.

-
Average selling price per square meter of the projects to which we provided sales agency services was RMB11,448 in 3Q2011 compared to RMB8,902 during the same period in 2010. The increase was primarily due to an increase of average selling price per square meter in cities other than Beijing. Average selling price per square meter of the projects to which we provided sales agency services was RMB11,356 for the first nine months of 2011 compared to RMB11,269 during the same period in 2010. The increase was primarily due to an increase of average selling price per square meter in cities other than Beijing.

-
Aggregate transaction value in 3Q2011 was RMB16.4 billion, an increase of 23.3% from 3Q2010. This primarily reflected an increase of 62.1% from RMB6.0 billion to RMB9.8 billion in aggregate transaction value in cities other than Beijing, partially offset by a decrease of 9.0% from RMB7.3 billion to RMB6.6 billion in aggregate transaction value in Beijing. Aggregate transaction value for the first nine months of 2011 was RMB41.4 billion, an increase of 24.0% year-over-year. This primarily reflected an increase of 115.2% from RMB11.1 billion to RMB23.9 billion in aggregate transaction value in cities other than Beijing, partially offset by a decrease of 21.6% from RMB22.3 billion to RMB17.5 billion in aggregate transaction value in Beijing.

-	Overall commission rates in 3Q2011 were 0.8%, compared to 1.0% in 3Q2010. Overall commission rates for the first nine months of 2011 were 1.1%, compared to 1.3% during the same period in 2010.
-
Bonus commission recognized in 3Q2011 and the first nine months of 2011 accounted for 7.8% and 22.3% of the respective periods’ net revenue, as compared to 23.9% and 30.8% in the respective periods of the prior year.

-
Excluding the bonus commission, the base commission rate was 0.8% in 3Q2011 and the first nine months of 2011, respectively, remaining at similar levels compared to 3Q2010 and the first nine months of 2010.

Real estate consultancy services

Net revenue from real estate consultancy services in 3Q2011 increased 472.2% from 3Q2010 to RMB16.1 million, and accounted for 10.5% of our total net revenue in 3Q2011. Net revenue from real estate consultancy services in the first nine months of 2011 increased 192.1% year-over-year to RMB29.4 million, and accounted for 6.3% of our total net revenue in the first nine months of 2011. The improvement was mainly due to the increasing number of land consultancy services projects and pre-sale consultancy services projects we provided to developers.

Gross Profit and Gross Margin

Gross profit in 3Q2011 decreased 27.3% from 3Q2010 to RMB67.4 million. Gross profit for the first nine months of 2011 decreased 16.4% year-over-year to RMB246.6 million.

Cost of revenues in 3Q2011 increased 77.5% from 3Q2010 to RMB86.2 million, and increased 61.9% year-over-year to RMB221.3 million for the first nine months of 2011. The increase was primarily attributable to higher investment costs relating to new projects despite the sales slowdown and the commissions paid to sales representatives despite lower bonus commissions received from developer clients.

Gross margin was 43.9% in 3Q2011 compared to 65.6% in 3Q2010. Gross margin was 52.7% in the first nine months of 2011 compared to 68.3% for the same period in 2010.

Operating Expenses

Operating expenses including selling, marketing and administrative cost in 3Q2011 increased 72.2% from 3Q2010 to RMB64.2 million, and increased 86.2% year-over-year to RMB174.2 million for the first nine months of 2011. This was mainly attributable to the increase in staff cost and facilities cost due to the Company’s expansion in the first nine months of 2011.

Income from Operations and Operating Margin

Income from operations in 3Q2011 decreased 91.3% from 3Q2010 to RMB5.0 million. Income from operations for the first nine months of 2011 decreased 62.7% year-over-year to RMB76.6 million.

Non-GAAP income from operations in 3Q2011 decreased 90.1% from 3Q2010 to RMB5.7 million. Non-GAAP income from operations for the first nine months of 2011 decreased 61.9% year-over-year to RMB78.3 million.

Operating margin in 3Q2011 decreased to 3.2% from 40.3% in 3Q2010, and decreased to 16.4% for the first nine months of 2011 from 47.6% for the same period in 2010.

Net Income/loss from Continuing Operations and Earnings per ADS

Net loss from continuing operations in 3Q2011 was RMB46 thousand, compared to net income from continuing operations of RMB42.5 million in 3Q2010. Net income from continuing operations for the first nine months of 2011 decreased 70.1% year-over-year to RMB45.7 million. The decrease mainly reflected the decreased income from operations as well as foreign exchange loss relating to the IPO proceeds which amounted to RMB3.9 million and RMB12.8 million in 3Q2011 and the first nine months of 2011, respectively.

Non-GAAP net income from continuing operations in 3Q2011 decreased 98.9% to RMB0.5 million. Non-GAAP net income from continuing operations for the first nine months of 2011 decreased 69.2% year-over-year to RMB47.0 million.

Basic and diluted EPADS was nil in 3Q2011, compared to US$0.16 in 3Q2010. Basic and diluted EPADS was US$0.15 for the first nine months of 2011, compared to US$0.54 for the same period of 2010.

Non-GAAP basic and diluted EPADS was nil in 3Q2011, compared to US$0.16 in 3Q2010. Non-GAAP basic and diluted EPADS was US$0.15 for the first nine months of 2011, compared to US$0.54 for the same period of 2010.

Cash Flow

As of September 30, 2011, the total balance of cash and cash equivalents was RMB410.3 million. The net cash provided by operating activities in 3Q2011 was RMB31.2 million, compared to RMB21.0 million in 3Q2010. The net cash provided by operating activities in 3Q2011 was primarily attributable to a decrease of RMB22.4 million in accounts receivable and an increase of RMB7.3 million of accrued expenses and other current liabilities.

The net cash used in investing activities in 3Q2011 was RMB13.9 million, compared to net cash provided by investing activities of RMB91.5 million in 3Q2010. The net cash used in investing activities in 3Q2011 were attributable to the cost of RMB4.9 million in property and equipment purchased and a net increase of restricted cash of RMB9.0 million.

The net cash used in operating activities for the first nine months of 2011 was RMB136.6 million, compared to net cash provided by operating activities of RMB87.1 million during the corresponding period in 2010. The net cash used in operating activities in the first nine months of 2011 were primarily attributable to an increase of RMB73.6 million in accounts receivable, an increase of RMB55.6 million in other receivables, which are upfront deposits we made to property developers prior to the sales commencement, and a decrease of RMB18.7 million in accrued expenses and other current liabilities.

The net cash used in investing activities for the first nine months of 2011 was RMB30.8 million, compared to net cash provided by investing activities of RMB69.3 million during the corresponding period in 2010. The net cash used in investing activities in the first nine months of 2011 were primarily attributable to the cost of RMB13.5 million in property and equipment purchased, a net increase of restricted cash of RMB6.0 million, and acquisition of subsidiary, net of cash acquired, of RMB8.8 million.

FOURTH QUARTER 2011 GUIDANCE

SYSWIN anticipates net revenue in the fourth quarter of 2011 will be in the range of RMB95.0 million to RMB110.0 million, representing a decrease of 52% to 44% year over year. Difficult conditions are expected to continue in the real estate industry in China, which creates many risks and uncertainties to our future forecasts. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL DETAILS

Mr. Liangsheng Chen, CEO/Director, and Mr. Kai Li, CFO of SYSWIN, are expected to host a conference call on November 16, 2011 at 8:00 am ET. To participate in the conference call, please dial the following numbers:

US (Toll free)	+1 866 519 4004
Hong Kong (Toll free)	800 930 346
China, Domestic Mobile (Toll free)	400 620 8038
China, Domestic (Toll free)	800 819 0121
Other international locations (Toll)	+65 6723 9381

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call.

Replays of the conference call will be available until November 21, 2011 by dialing the following numbers:

US (Toll free)	+1 866 214 5335
Hong Kong (Toll free)	800 901 596
China North (Toll free)	10 80 0714 0386
China South (Toll free)	10 80 0140 0386
Other international locations (Toll)	+61 2 8235 5000
Passcode	18708379

A live webcast can also be accessed through the investor relations section of the Company’s website at http://ir.syswin.com.

CONTACT:
Wen Fan
Investor Relations, SYSWIN Inc.
Email: ir@syswin.com
Tel: +86 10 8472 8783

ABOUT SYSWIN
SYSWIN is a leading primary real estate services provider in China. Its core business is to provide real estate sales agency services to developers with regards to new residential properties. The company currently operates in 26 cities in the Bohai Rim (North China), Western China, Yangtze River Delta region (East China) and Southern China. In Beijing and Northern China, we believe SYSWIN has the largest market share based on the transaction value of new properties sold. The company works with 14 of China’s top 30 developers, including well-known names such as China Vanke, Poly, Agile, China Merchants Property Development Co., Ltd, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:
This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN's financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties, including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN's future financial results are discussed more fully in SYSWIN's filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement SYSWIN Inc.’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SYSWIN Inc. uses in this press release the following non-GAAP financial measures: (1) Non-GAAP net income attributable to SYSWIN Inc., (2) Non-GAAP net income, (3) Non-GAAP income from operations, (4) Non-GAAP income from continuing operations, and (5) Non-GAAP net income per shares, basic and diluted, each of which excludes amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

SYSWIN Inc. believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding amortization of intangible assets resulting from business acquisitions, which may not be indicative of SYSWIN Inc.’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to SYSWIN Inc.’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in SYSWIN Inc.’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

SYSWIN INC.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except shares and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010 RMB	2011 RMB	2010 RMB	2011 RMB

Net revenue	141,383	153,632	431,762	467,855

Cost of revenues	(48,572)	(86,198)	(136,701)	(221,261)

Gross profit	92,811	67,434	295,061	246,594

Selling, marketing and administrative expenses	(37,258)	(64,160)	(93,561)	(174,174)
Other operating income, net	1,448	1,689	4,005	4,164

Income from operations	57,001	4,963	205,505	76,584
Interest income	1,026	961	2,005	2,995
Foreign currency exchange loss	-	(3,856)	-	(12,796)
Other (expenses) / income – net	(166)	(1,114)	(194)	3,217

Income from continuing operations before income tax	57,861	954	207,316	70,000
Income tax	(15,403)	(1,000)	(54,589)	(24,278)

Income/(loss) from continuing operations	42,458	(46)	152,727	45,722
Loss from discontinued operations, net	(4,086)	-	(20,054)	-

Net income/(loss)	38,372	(46)	132,673	45,722

Less: Net (loss)/income attributable to non-controlling interest	-	(86)	-	118
Net income attributable to SYSWIN Inc.	38,372	40	132,673	45,604

Income per share from continuing operations, basic and diluted	0.28	-	0.99	0.24
Loss per share from discontinued operations, basic and diluted	(0.03)	-	(0.13)	-
Net income per share, basic and diluted	0.25	-	0.86	0.24
Shares used in calculating income per share, basic and diluted (weighted average number of ordinary shares outstanding)	154,875,000	193,275,000	154,875,000	193,275,000

SYSWIN INC.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	September 30,
	2010 RMB	2011 RMB
ASSETS
Current assets:
Cash and cash equivalents	581,765	410,318
Restricted cash	3,000	9,690
Accounts receivable, net	281,374	383,929
Prepaid expenses - related party	-	7,474
Other receivables	16,502	72,948
Deferred tax assets	24,230	29,941
Total current assets	906,871	914,300

Non-current assets:
Property and equipment, net	50,165	40,252
Intangible assets, net	3,507	25,245
Goodwill	-	8,337
Prepaid expenses - related party	-	6,898
Deferred tax assets	2,954	12,854
Other non-current assets	19,300	24,500
Total assets	982,797	1,032,386

Current liabilities:
Accrued expenses and other current liabilities	134,256	144,810
Income tax payable	28,109	23,474
Dividend payable	15,197	12,153
Total current liabilities	177,562	180,437

Non-current liabilities:
Deferred revenue	2,434	1,749
Deferred tax liabilities	-	2,237
Total liabilities	179,996	184,423

Shareholders’ equity:
Ordinary shares	1	1
Additional paid-in capital	637,289	635,029
Statutory reserve	37,669	44,414
Retained earnings	127,842	166,701
Total SYSWIN Inc. shareholders’ equity	802,801	846,145

Non-controlling interest	-	1,818

Total shareholders’ equity	802,801	847,963

Total liabilities and shareholders’ equity	982,797	1,032,386

SYSWIN INC.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010 RMB	2011 RMB	2010 RMB	2011 RMB

Cash flows from operating activities
Net income	38,372	40	132,673	45,604
Adjustment to reconcile net income to net cash provided (used in) by operating activities
Depreciation and amortization	517	5,742	7,631	14,029
Non-controlling interest	-	(86)	-	118
Allowance for doubtful accounts	470	(631)	1,470	(631)
Changes in operating assets and liabilities
Accounts receivables	(57,259)	22,352	(36,755)	(73,576)
Other receivables	29,559	1,345	(10,761)	(55,649)
Increase of restricted cash (net)	-	(690)	-	(690)
Prepaid expenses - related party	-	593	-	(14,372)
Deferred tax assets	(1,847)	(5,351)	(9,711)	(10,960)
Deferred tax liabilities	-	(172)	-	(430)
Other non-current assets	(7,000)	(3,000)	(3,000)	(5,200)
Accrued expenses and other current liabilities	12,584	7,265	11,131	(18,744)
Income tax payable	5,626	3,974	(5,543)	(15,377)
Deferred revenue	-	(228)	-	(684)
Net cash provided (used in) by operating activities	21,022	31,153	87,135	(136,562)

Cash flows from investing activities
Purchase of property and equipment	(25,275)	(4,850)	(47,421)	(13,457)
Proceeds from disposal of office building to a related party	114,574	-	114,574	-
Increase of restricted cash (net)	-	(9,000)	-	(6,000)
Acquisition of subsidiaries, net of cash acquired	-	-	-	(8,831)
Acquisition of non-controlling interest	-	-	-	(2,560)
Settlement of receivables due from a related party	10,000	-	10,000	-
Proceeds from disposal of subsidiaries to related parties (net of cash disposed)	(7,846)	-	(7,846)	-
Net cash provided (used in) by investing activities	91,453	(13,850)	69,307	(30,848)

Cash flows from financing activities
Issuance cost paid	-	-	-	(993)
Dividends paid to shareholders	(165,278)	(2,705)	(165,278)	(3,044)
Net cash used in financing activities	(165,278)	(2,705)	(165,278)	(4,037)

Net increase (decrease) in cash and cash equivalents	(52,803)	14,598	(8,836)	(171,447)
Cash and cash equivalents at the beginning of the period	238,795	395,720	194,828	581,765
Cash and cash equivalents at the end of the period	185,992	410,318	185,992	410,318

SYSWIN INC.
Reconciliation of GAAP and Non-GAAP Results
(in thousands, except shares and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010 RMB	2011 RMB	2010 RMB	2011 RMB

GAAP income from operations	57,001	4,963	205,505	76,584
Amortization of intangible assets resulting from business acquisitions	-	689	-	1,721
Non-GAAP income from operations	57,001	5,652	205,505	78,305

GAAP income/(loss) from continuing operations	42,458	(46)	152,727	45,722
Amortization of intangible assets resulting from business acquisitions (net of tax)	-	517	-	1,291
Non-GAAP income from continuing operations	42,458	471	152,727	47,013

GAAP net income/(loss)	38,372	(46)	132,673	45,722
Amortization of intangible assets resulting from business acquisitions (net of tax)	-	517	-	1,291
Non-GAAP net income	38,372	471	132,673	47,013

GAAP net income attributable to SYSWIN Inc.	38,372	40	132,673	45,604
Amortization of intangible assets resulting from business acquisitions (net of tax)	-	475	-	1,187
Non-GAAP net income attributable to SYSWIN Inc.	38,372	515	132,673	46,791

GAAP net income per share, basic and diluted	0.25	-	0.86	0.24
Non-GAAP net income per share, basic and diluted	0.25	-	0.86	0.24
Shares used in calculating GAAP/Non-GAAP income per share, basic and diluted (weighted average number of ordinary shares outstanding)	154,875,000	193,275,000	154,875,000	193,275,000